UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36592

Sino Mercury Acquisition Corp.

(Exact name of registrant as specified in its charter)

1F, Building 7, No. 58 Jianguo Road, Chaoyang District

Beijing 100024, People’s Republic of China

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock and one Right

Common Stock, par value $0.0001 per share

Rights, exchangeable into one-tenth of one share of Common Stock

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Wins Finance Holdings Inc., as successor issuer, has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 10, 2015	WINS FINANCE HOLDINGS INC., as successor issuer

	By:	/s/ Richard Xu
	Name:	Richard Xu
	Title:	President